 FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange and the National Securities Commission of Argentina, dated February 22, 2008 regarding agreement between Repsol YPF and the Petersen Group

Item 1

February 22, 2008

Messrs.
Argentine Securities Commission

Dear Sirs,

We are writing to you in connection with the disclosures made to the Argentine Securities Commission on December 26, 2007 and February 14, 2008 regarding the agreement entered into by and between Repsol YPF S.A. (“Repsol”) and Petersen Energía S.A. (“Petersen”) for (i) the sale of up to 14.9% of YPF S.A.’s ( the “Company”) capital stock, and (ii) the execution of two Stock Option Agreements (the “Stock Options”) granting the right to purchase an additional 10.1% of the Company’s capital stock (both the sale of the Company’s capital stock and the Stock Options jointly referred to as the “Transaction”).

We hereby notify that the Company has been informed that the Transaction has become effective on February 21, 2008, and that Repsol has transferred to Petersen 58,603,606 ordinary, registered, non-endorsable Class D Company shares of Ps. 10 (Ten Pesos) nominal value each and entitled to one vote per share, fully issued and paid in, amounting to 14.9% of the Company’s capital stock, in the form of American Depositary Receipts issued by The Bank of New York, as Depositary, at a US$ 38.13758 price per share (thus, the aggregate Transaction price amounting to US$ 2,235,000,000).

Additionally, please be informed that, as part of the Transaction, Repsol, Repsol Exploración S.A., Caveant S.A. and Repsol YPF Capital S.L. (the “Repsol YPF Group”), on the one hand, and Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey, controlling shareholders of Petersen (the “Petersen Group”), on the other hand, have entered into the Stock Options, whereby the members of the Repsol YPF Group have jointly and severally agreed to grant the Petersen Group an option to purchase Class D Company shares representing an additional 10.1% of the Company’s capital stock, subject to the terms and conditions set forth therein, for a period of four years as from the date of execution of such Stock Options.

Very truly yours,

Walter Forwood
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	February 25, 2008	By:	/s/ Walter Cristian Forwood
			Name:	Walter Cristian Forwood
			Title:	Chief Financial Officer